Exhibit 99.1

The following is a free translation into English of the notice in Hebrew published in two daily Israeli newspapers on September 5, 2017 (the original Hebrew wording is binding)

MEDIGUS LTD.

Company No. 51-286697-1

Omer Industrial Park, Building No. 7A, P.O. Box 3030, Omer 8496500, 072-2602200

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the extraordinary general meeting of shareholders of Medigus Ltd. (the “Company”), will be held on Tuesday, October 17, 2017, at 5:00 PM (Israel time), at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel (the “Meeting”).

The agenda of the Meeting shall be as follows:

To approve an amendment to the 2013 Share Option and Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 12,000,000 ordinary shares.

Only holders of record at the close of business on Monday, September 11, 2017, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Tuesday, October 10, 2017.

A duly executed proxy must be received no later than Tuesday, October 17, 2017, at 1:00 PM, Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Medigus Ltd.